Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Blue Moon Metals Inc. (“Blue Moon” or the “Company”)

555 – 220 Bay Street

Toronto, Ontario

M5J 2W4

ITEM 2.	Date of Material Change

September 4, 2025

ITEM 3.	News Release

A news release relating to the material change was issued and disseminated on September 4, 2025 via GlobeNewswire, a copy of which was subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ITEM 4.	Summary of Material Change

On September 4, 2025, Blue Moon completed:

(a)	a US$5 million non-brokered private placement of common shares of the Company (the "Initial Equity Subscription") with Opps XII BL MN Holdings L.P. a fund managed by Oaktree Capital Management, L.P. ("Oaktree"), representing the first subscription of a non-binding equity commitment of up to US$20 million from funds managed by Oaktree and Hartree Partners, L.P.("Hartree"); and

(b)	the first draw by Nussir ASA, a 93.55% owned subsidiary of the Company and Keystone Mines Inc., a wholly owned subsidiary of the Company, as borrowers under a bridge loan (the "Bridge Loan") with Opps XII BL MN Holdings L.P. and Hartree as lenders, in the amount of US$12.5 million.

ITEM 5.	Full Description of Material Change

On September 4, 2025, Blue Moon closed the Initial Equity Subscription and through its subsidiary, Nussir ASA, completed the initial draw of US$12.5 million under the Bridge Loan. Concurrent with the first draw-down under the Bridge Loan, the Company issued 1,045,000 common shares of the Company (the "Bonus Shares") to Hartree.

Blue Moon had entered into (i) a subscription agreement dated August 19, 2025 in respect of the Initial Equity Subscription, (ii) a loan agreement dated August 19, 2025 (as amended on September 2, 2025) providing for a US$25 million Bridge Loan, which may be drawn in two installments of US$12.5 million (with the initial US$12.5 million drawn on September 4, 2025) upon the satisfaction of certain standard conditions precedent, and (iii) a non-binding letter of intent dated August 19, 2025 providing for (A) an equity investment of up to US$20 million from Hartree and funds managed by Oaktree, which may be completed upon the occurrence of certain events and capped to maintain ownership below a 19.9% threshold between Hartree and Oaktree, of which, US$5 million closed on September 4, 2025 as the Initial Equity Subscription, and (B) up to an aggregate US$120 million of non-dilutive funding by way of a senior secured term loan and a redeemable precious metals stream, subject to customary milestones and closing conditions. As such, the Initial Equity Subscription and the Bridge Loan represent the first stages of a larger investment package which can provide for up to US$140 million of support for the continued development and construction the Company's flagship, fully permitted Nussir Copper Project, located in Norway.

The capital from the initial draw under the Bridge Loan and the Initial Equity Subscription is intended to support key early works and pre-construction activities including detailed engineering, procurement of long-lead items, underground development, and operational readiness. The Bridge Loan is structured to provide working capital for Nussir ASA's advanced stage sediment hosted development copper-gold-silver project located in northern Norway (the "Nussir Project"), and for the advancement of the Company's polymetallic volcanogenic massive sulfide deposit located in central California. The US$50 million senior secured term loan and US$70 million redeemable precious metals stream are contemplated to be used for the completion of the Nussir Project, following the satisfaction of certain defined conditions.

Following the closing of the Initial Equity Subscription and the issuance of the Bonus Shares, approximately 13.37% of the voting rights attached to outstanding common shares of the Company are controlled, directly or indirectly by Oaktree.

All securities issued under the Initial Equity Subscription and the Bonus Shares are subject to a hold period expiring four months and one day from the issue date in accordance with applicable Canadian securities laws.

A copy of the Loan Agreement is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Christian Kargl-Simard, CEO and Director

T: +1 (416) 230 3440

ITEM 9.	Date of Report

September 12, 2025

Cautionary Note Regarding Forward-Looking Information

This material change report includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “ intends” and similar expressions suggesting future events or future performance. Forward- looking statements in this material change report include, but are not limited to, statements regarding, the anticipated benefits of, and the use of proceeds from, the Bridge Loan and Initial Equity Subscription, that the Company's ability to obtain non-dilutive funding by way of a senior secured term loan and redeemable precious metals stream, and that the Company will be able to obtain up to an additional US$15 million equity investment from Hartree and Oaktree.

The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: the anticipated benefits of the Bridge Loan, Initial Equity Subscription, and/or larger investment package will not be as anticipated, that the development of the Company's assets may not progress as anticipated, that the Company may not be able to finalize terms of the senior secured term loan, additional equity investment by Hartree and Oaktree and/or redeemable precious metals stream on terms acceptable to the Company. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this material change report. The Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the director and officer appointments, the Investment and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.